SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Sunoco Logistics Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

86764L 10 8

(CUSIP Number)

Bruce D. Davis, Jr.

Sunoco Logistics Partners L.P.

1801 Market Street

Philadelphia, Pennsylvania 19103

(215) 977 6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

(Page 1 of 24 Pages)

CUSIP No. 86764L 10 8	13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON Sunoco Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3096838

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 3,455,095

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 3,455,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.41%

14	TYPE OF REPORTING PERSON HC; Limited Liability Company

*	Sunoco Partners LLC also holds 11,383,639 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Sun Pipe Line Company of Delaware I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3102653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 2,314,914

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 2,314,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,314,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%

14	TYPE OF REPORTING PERSON HC; CO

*	Sun Pipe Line Company of Delaware also may be deemed to be the beneficial owner of 7,627,038 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

3

CUSIP No. 86764L 10 8	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Sun Pipe Line Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3102653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 2,314,914

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 2,314,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,314,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%

14	TYPE OF REPORTING PERSON HC; CO

*	Sun Pipe Line Company also may be deemed to be the beneficial owner of 7,627,038 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Sunoco, Inc. (R&M) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-1743283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 449,162

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 449,162

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,162

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.56%

14	TYPE OF REPORTING PERSON HC; CO

*	Sunoco, Inc. (R&M) also may be deemed to be the beneficial owner of 1,479,873 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Atlantic Refining & Marketing Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-2360183

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 691,019

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 691,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON HC; CO

*	Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 2,276,728 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON Atlantic Petroleum Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-2360187

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 691,019

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 691,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON HC; CO

*	Atlantic Petroleum Corporation also may be deemed to be the beneficial owner of 2,276,728 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON Sun Atlantic Refining and Marketing B.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 691,019

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 691,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON HC; CO

*	Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 2,276,728 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON Sun Atlantic Refining and Marketing Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-2523828

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 691,019

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 691,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14	TYPE OF REPORTING PERSON HC; CO

*	Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 2,276,728 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Sunoco, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-1743282

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER* 3,455,095

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER* 3,455,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.41%

14	TYPE OF REPORTING PERSON HC; CO

*	Sunoco, Inc. also may be deemed to be the beneficial owner of 1,383,369 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 11 of 24 Pages

THIS AMENDMENT NO.1 (THE “AMENDMENT”) TO SCHEDULE 13D IS BEING FILED TO AMEND ITEMS 2, 3, 4, 5, 6 AND 7 OF THE SCHEDULE 13D THAT WAS PREVIOUSLY FILED ON FEBRUARY 20, 2002, BY SUNOCO PARTNERS LLC, SUN PIPE LINE COMPANY OF DELAWARE, SUN PIPE LINE COMPANY (F/K/A SUNOCO TEXAS PIPE LINE COMPANY), SUNOCO, INC. (R&M), ATLANTIC REFINING & MARKETING CORP., ATLANTIC PETROLEUM CORPORATION, SUN ATLANTIC REFINING AND MARKETING, B.V., SUN ATLANTIC REFINING & MARKETING COMPANY, AND SUNOCO, INC. (COLLECTIVELY, THE “REPORTING PERSONS”), WHO COMPRISE A GROUP UNDER RULE 13D-5(B) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). THIS STATEMENT RELATES TO THE COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS (THE “COMMON UNITS”) OF SUNOCO LOGISTICS PARTNERS L.P., A DELAWARE LIMITED PARTNERSHIP (THE “ISSUER”), WHICH HAS ITS PRINCIPAL EXECUTIVE OFFICES AT 1801 MARKET STREET, PHILADELPHIA, PENNSYLVANIA 19103.

Item 2. Identity and Background

The information previously provided in Schedule I is amended and restated as attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to this Item 3 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

“Sunoco Partners LLC acquired beneficial ownership of the Common Units on February 8, 2002 in exchange for the contribution of equity interests in affiliated entities of the Issuer in connection with the Issuer’s initial public offering. Sunoco, Inc. indirectly owns 100% of the membership interests of Sunoco Partners LLC through:

(1) Sun Pipeline Company of Delaware which owns 100% of Sun Pipeline Company which, in turn, owns a 67% interest in Sunoco Partners LLC;

(2) Sunoco, Inc. (R&M), which owns a 13% interest in Sunoco Partners LLC; and

(3) Sun Atlantic Refining & Marketing Company, which owns 100% of Sun Atlantic Refining and Marketing B.V. which, in turn, owns 100% of Atlantic Petroleum Corporation which owns a 100% interest in Atlantic Refining & Marketing Corp. which, in turn, owns a 20% interest in Sunoco Partners LLC.

Sunoco, Inc., therefore, may be deemed to beneficially own the Common Units held by Sunoco Partners LLC.”

Item 4. Purpose of Transaction

The information previously furnished in response to Item 4 is amended to add the following:

“On April 7, 2004, the Issuer redeemed 2,183,059 Common Units pursuant to the Common Unit Redemption Agreement (the “Redemption Agreement”) dated as of April 1, 2004, between the Issuer and Sunoco Partners LLC, a Pennsylvania limited liability company. For approximately $83.1 million, the Issuer redeemed from Sunoco Partners LLC 2,183,059 Common Units at a price of $38.06 per unit, which is equal to the net proceeds per unit, after deducting the underwriting discount, but before expenses, received by the Issuer in a public offering of 3,400,000 of the Issuer’s Common Units. An Underwriting Agreement (see below) with respect to the Common Unit offering was entered into immediately prior to the execution of the Redemption Agreement. The closing of the redemption took place immediately after the closing of the Common Unit offering on April 7, 2004. The redemption reduced the amount of Common Units that Sunoco, Inc. beneficially owns through Sunoco Partners LLC from 5,638,154 to 3,455,095 Common Units, reducing Sunoco, Inc.’s ownership of the Issuer’s

CUSIP No. 86764L 10 8	Page 12 of 24 Pages

Common Units from 49.5% to 27.4%, assuming the overallotment option granted to the underwriters in the public offering of Common Units is not exercised. The purpose of the Common Unit redemption was to decrease Sunoco, Inc.’s aggregate ownership of limited partnership interests of the Issuer. Sunoco, Inc. continues to own and control the general partner of the Issuer and thus continues to control and manage the Issuer. The Redemption Agreement is being filed herewith as Exhibit No. 10.1.”

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

“(a) (1) Sunoco Partners LLC is the record and beneficial owner of 3,455,095 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 27.41% of the outstanding Common Units. Sunoco Partners LLC also holds 11,383,639 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”), which may be converted into an equal number of the Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-71968), incorporated herein by reference (the “Registration Statement”);

(2) Atlantic Refining & Marketing Corp., as the owner of 20% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 691,019 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 5.48% of the outstanding Common Units. Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 2,276,728 Subordinated Units described in (1) above;

(3) Atlantic Petroleum Corporation, as the sole shareholder of Atlantic Refining & Marketing Corp., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 691,019 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 5.48% of the outstanding Common Units. Atlantic Petroleum Corporation also may be deemed to be the beneficial owner of 2,276,728 Subordinated Units described in (1) above;

(4) Sun Atlantic Refining and Marketing B.V., as the sole shareholder of Atlantic Petroleum Corporation, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 691,019 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 5.48% of the outstanding Common Units. Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 2,276,728 Subordinated Units described in (1) above;

CUSIP No. 86764L 10 8	Page 13 of 24 Pages

(5) Sun Atlantic Refining & Marketing Company, as the sole shareholder of Sun Atlantic Refining and Marketing B.V., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 691,019 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 5.48% of the outstanding Common Units. Sun Atlantic Refining & Marketing Company also may be deemed to be the beneficial owner of 2,276,728 Subordinated Units described in (1) above;

(6) Sunoco, Inc. (R&M), as the owner of 13% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 449,162 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 3.56% of the outstanding Common Units. Sunoco, Inc. (R&M) also may be deemed to be the beneficial owner of 1,479,873 Subordinated Units described in (1) above;

(7) Sun Pipe Line Company, as the owner of 67% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 2,314,914 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 18.36% of the outstanding Common Units. Sun Pipe Line Company also may be deemed to be the beneficial owner of 7,627,038 Subordinated Units described in (1) above;

(8) Sun Pipe Line Company of Delaware, as the sole shareholder of Sun Pipe Line Company and the owner of 67% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 2,314,914 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 18.36% of the outstanding Common Units. Sun Pipe Line Company of Delaware also may be deemed to be the beneficial owner of 7,627,038 Subordinated Units described in (1) above; and

(9) Sunoco, Inc., as the sole shareholder of Sun Pipe Line Company of Delaware, Sunoco, Inc. (R&M) and Sun Atlantic Refining & Marketing Company, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 3,455,095 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at April 7, 2004, represents 27.41% of the outstanding Common Units. Sunoco, Inc. also may be deemed to be the beneficial owner of 11,383,639 Subordinated Units described in (1) above;

(b) The information set forth in Items 7 through 11 of the cover pages hereto, and in Schedule I hereto, is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

(e) Not applicable.”

CUSIP No. 86764L 10 8	Page 14 of 24 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished in response to Item 6 is amended to add the following:

“In addition to the Redemption Agreement, the Partnership has entered into an Underwriting Agreement (the “Underwriting Agreement”) dated April 1, 2004 with Lehman Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., Credit Suisse First Boston LLC, KeyBanc Capital Markets, A Division of McDonald Investments Inc., and RBC Capital Markets (collectively, the “Underwriters”) pursuant to which the Partnership has agreed to grant to the Underwriters an option (the “Option”) to purchase 510,000 Common Units (the “Option Units”) at $38.06 per unit. The Option will expire 30 days after the date of the Underwriting Agreement.

The Chairman, President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, two other Senior Vice Presidents and an employee of of Sunoco, Inc. are also directors of the Issuer’s general partner. The Treasurer of Sunoco, Inc. is also an executive officer (i.e., the Treasurer) of the Issuer’s general partner.

Except as set forth in the Issuer’s agreement of limited partnership, as amended and restated to the date hereof, or in the exhibits hereto, none of the Reporting Persons, nor to the best knowledge and belief of the Reporting Persons, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except for interests in restricted units granted by the Issuer to the executive officers and directors of its general partner.

Item 7. Material to be filed as Exhibits

The information previously furnished in response to this item is amended by adding reference to the following new exhibit being filed with this Amendment No.1:

Exhibit 10.1	Common Unit Redemption Agreement, dated as of April 1, 2004, between the Issuer and Sunoco Partners LLC, a Pennsylvania limited liability company.

CUSIP No. 86764L 10 8	Page 15 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2004

SUNOCO PARTNERS LLC.

By: /s/ Deborah M. Fretz
Name: Deborah M. Fretz
Title: President and Chief Executive Officer

SUN PIPE LINE COMPANY

By: /s/ Deborah M. Fretz
Name: Deborah M. Fretz
Title: President

SUN PIPE LINE COMPANY OF DELAWARE

By: /s/ David A. Justin
Name: David A. Justin
Title: President

ATLANTIC REFINING & MARKETING CORP.

By: /s/ S. Blake Heinemann
Name: S. Blake Heinemann
Title: Vice President

ATLANTIC PETROLEUM CORPORATION

By: /s/ Barry H. Rosenberg
Name: Barry H. Rosenberg
Title: President and Treasurer

CUSIP No. 86764L 10 8	Page 16 of 24 Pages

SUN ATLANTIC REFINING AND MARKETING B.V.

By: /s/ Paul A. Mulholland
Name: Paul A. Mulholland
Title: Managing Director

SUN ATLANTIC REFINING & MARKETING COMPANY

By: /s/ Barry H. Rosenberg
Name: Barry H. Rosenberg
Title: President and Treasurer

SUNOCO, INC. (R&M)

By: /s/ Elric C. Gerner
Name: Elric C. Gerner
Title: Vice President and Assistant Secretary

SUNOCO, INC.

By: /s/ Thomas W. Hofmann
Name: Thomas W. Hofmann
Title: Senior Vice President and Chief Financial Officer

CUSIP No. 86764L 10 8	Page 17 of 24 Pages

EXHIBIT INDEX

Exhibit Number		Exhibit

10.1	*	Common Unit Redemption Agreement, dated as of April 1, 2004, between the Issuer and Sunoco Partners LLC, a Pennsylvania limited liability company.

*	filed herewith

CUSIP No. 86764L 10 8	Page 18 of 24 Pages

SCHEDULE I

Directors and Officers

(1)	Sunoco Partners LLC

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
John G. Drosdick	Chairman of the Board of Directors	30,000	0.24%	30,000		30,000

Cynthia A. Archer	Director	2,000	*	2,000		2,000

L. Wilson Berry, Jr.	Director	0	*	0		0

Stephen L. Cropper	Director	1,000	*	1,000		1,000

Michael H. R. Dingus	Director	2,000	*	2,000		2,000

Gary W. Edwards	Director	0	*	0		0

Bruce G. Fischer	Director	2,000	*	2,000		2,000

Thomas W. Hofmann	Director	2,500	*	2,500		2,500

Deborah M. Fretz	Director, President and Chief Executive Officer	1,600	*	1,600		1,600

Paul S. Broker	Vice President, Western Operations	500	*	500		500

Bruce D. Davis, Jr.	Vice President, General Counsel and Secretary	0	*	0		0

James L. Fidler	Vice President, Business Development	1,600	*	1,600		1,600

David A. Justin	Vice President, Eastern Operations	1,000	*	1,000		1,000

Sean P. McGrath	Comptroller	0	*	0		0

Paul A. Mulholland	Treasurer	2,000	*	2,000		2,000

Colin A. Oerton	Vice President and Chief Financial Officer	5,000	*	5,000		5,000

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

CUSIP No. 86764L 10 8	Page 19 of 24 Pages

SCHEDULE I (Continued)

(2)	Sun Pipe Line Company of Delaware

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Richard S. Conner	Director	1,500	*	1,500		1,500

Deborah M. Fretz	Director	1,600	*	1,600		1,600

Barry H. Rosenberg	Director	0	*	0		0

David A. Justin	President and Treasurer	1,000	*	1,000		1,000

Loretta J. DiLucido	Secretary	0	*	0		0

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

(3)	Sun Pipe Line Company

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Paul A. Mulholand	Director and Treasurer	2,000	*	2,000		2,000

Deborah M. Fretz	President	1,600	*	1,600		1,600

Paul S. Broker	Vice President	500	*	500		500

David A. Justin	Vice President	1,000	*	1,000		1,000

Elric C. Gerner	Secretary	0	*	0		0

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

CUSIP No. 86764L 10 8	Page 20 of 24 Pages

SCHEDULE I (Continued)

(4)	Sunoco, Inc. (R&M)

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
John G. Drosdick	Chairman, Chief executive Officer and President	30,000	0.24%	30,000		30,000

Bruce G. Fischer	Director and Senior Vice President	2,000	*	2,000		2,000

Joel H. Maness	Director and Senior Vice President	13,000	0.10%	13,000		13,000

Robert W. Owens	Director and Senior Vice President	10,000	*	10,000		10,000

Charles K. Valutas	Director and Senior Vice President	4,700	*	4,700		4,700

Terence P. Delaney	Vice President	1,000	*	1,000		1,000

Elric C. Gerner	Vice President and Assistant Secretary	0	*	0		0

S. Blake Heinemann	Vice President	0	*	0		0

Thomas W. Hofmann	Senior Vice President and Chief Financial Officer	2,500	*	2,500		2,500

Joseph P. Krott	Comptroller	2,000	*	2,000		2,000

Michael S. Kuritzkes	Senior Vice President and General Counsel	10,000	*	10,000		10,000

Ann C. Mulé	Chief Governance Officer, Assistant General Counsel and Secretary	0	*	0		0

Paul A. Mulholland	Treasurer	2,000	*	2,000		2,000

Rolf D. Naku	Senior Vice President	8,500	*	8,500		8,500

Ross S. Tippin, Jr.	General Auditor	0	*	0		0

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

CUSIP No. 86764L 10 8	Page 21 of 24 Pages

SCHEDULE I (Continued)

(5)	Atlantic Refining & Marketing Corp.

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Robert W. Owens	Director and President	10,000	*	10,000		10,000

Deborah M. Fretz	Director and Senior Vice President	1,600	*	1,600		1,600

S. Blake Heinemann	Director and Vice President	0	*	0		0

Elric C. Gerner	Secretary	0	*	0		0

Paul A. Mulholland	Treasurer	2,000	*	2,000		2,000

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

(6)	Atlantic Petroleum Corp.

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Barry H. Rosenberg	Director, President and Treasurer	0	*	0		0

Loretta J. DiLucido	Secretary	0	*	0		0

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

CUSIP No. 86764L 10 8	Page 22 of 24 Pages

SCHEDULE I (Continued)

(7)	Sun Atlantic Refining and Marketing B.V.

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Joel H. Maness	Managing Director	13,000	*	13,000		13,000

Paul A. Mulholland	Managing Director	2,000	*	2,000		2,000

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

(8)	Sun Atlantic Refining and Marketing Company

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Barry H. Rosenberg	Director, President and Treasurer	0	*	0		0

Loretta J. DiLucido	Secretary	0	*	0		0

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

CUSIP No. 86764L 10 8	Page 23 of 24 Pages

SCHEDULE I (Continued)

(9)	Sunoco, Inc.

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Robert J. Darnall	Director	4,000	*	4,000		4,000

John G. Drosdick	Chairman, Chief Executive Officer and President	30,000	0.24%	30,000		30,000

Ursula F. Fairbairn	Director	2,500	*	2,500		2,500

Thomas P. Gerrity	Director	0	*	0		0

Rosemarie B. Greco	Director	1,500	*	1,500		1,500

James G. Kaiser	Director	2,500	*	2,500		2,500

Robert D. Kennedy	Director	5,000	*	5,000		5,000

Richard H. Lenny	Director	500	*	500		500

Norman S. Matthews	Director	25,000	0.20%	25,000		25,000

R. Anderson Pew	Director	0	*	0		0

G. Jackson Ratcliffe	Director	15,000	0.12%	15,000		15,000

John W. Rowe	Director	0	*	0		0

John K. Wulff	Director	0	*	0		0

Terence P. Delaney	Vice President, Investor Relations and Planning	1,000	*	1,000		1,000

Michael H. R. Dingus	Senior Vice President, and President, Sun Coke Company	2,000	*	2,000		2,000

Bruce G. Fischer	Senior Vice President, Sunoco Chemicals	2,000	*	2,000		2,000

Thomas W. Hofmann	Senior Vice President and Chief Financial Officer	2,500	*	2,500		2,500

Joseph P. Krott	Comptroller	2,000	*	2,000		2,000

CUSIP No. 86764L 10 8	Page 24 of 24 Pages

SCHEDULE I (Continued)

(10)	Sunoco, Inc. (Continued)

The business address of the directors and executive officers of this entity is:

1801 Market Street, Philadelphia, PA 19103-1699.

Name	Position and Present Principal Occupation or Employment	Amounts Beneficially Owned	Percent of Class	Number of Common Units as to which the person has:
				Sole power to vote or to direct vote	Shared power to vote or to direct vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct disposition of
Michael S. Kuritzkes	Senior Vice President and General Counsel	10,000	*	10,000		10,000

Joel H. Maness	Senior Vice President, Refining and Supply	13,000	0.10%	13,000		13,000

Ann C. Mulé	Chief Governance Officer, Assistant General Counsel and Corporate Secretary	0	*	0		0

Paul A. Mulholland	Treasurer	2,000	*	2,000		2,000

Rolf D. Naku	Senior Vice President, Human Resources and Public Affairs	8,500	*	8,500		8,500

Robert W. Owens	Senior Vice President, Marketing	10,000	*	10,000		10,000

Ross S. Tippin, Jr.	General Auditor	0	*	0		0

Charles K. Valutas	Senior Vice President and Chief Administrative Officer	4,700	*	4,700		4,700

NOTES TO TABLE:

*	In each instance a “*” indicates that the individual beneficially owns less than 0.10% of the Common Units.

END